June 6, 2008

Mr. Mark A. Wojciechowski
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.

Washington DC 20549-7010

Re:	USCORP (the “Company”)
Form 10-KSB for the Fiscal Year ended September 30, 2007 (“Form 10-KSB”)
Filed January 9, 2008
Response letters dated February 29, 2008 and April 8, 2008
File No. 000-19061

Dear Sir:

Please find electronically transmitted herewith responses to your comments dated May 15, 2008. This response letter has been numbered to coincide with your comment letter.

10-KSB for the Fiscal Year Ended September 30, 2007

Management’s Report on Internal Control Over Financial Reporting page 22

Comment 1: Your proposed disclosure regarding internal control over financial reporting explains that management concluded that internal control over financial reporting are effective as of September 30, 2007, September 30, 2006, and from inception to September 30, 2007. Item 308(a)(3) of Regulation S-B explains that management's assessment of the effectiveness of internal control over financial reporting should be as of the end of the issuer's most recent fiscal year. Please modify your disclosure to remove references regarding the effectiveness of internal control over financial reporting for periods prior to the end of your most recent fiscal year.

Please ensure similar modifications are made to the attestation report from your independent registered public accounting firm on your internal control over.

Response: We have responded to your comment and have removed the references regarding the effectiveness of internal control over financial reporting for periods prior to the end of our most recent fiscal year and have made similar modifications to the attestation report from our independent registered public accounting firm. Please see the attached.

Mr. Mark Wojciechowski

June 6, 2008

Notes to the Consolidated Financial Statements

Note 1 Organization of the Company and Significant Accounting Policies

Mineral Properties, page 33

Comment 2. In response to comment eight from our letter dated February 5, 2005, you propose to revise your accounting policy disclosure to state "Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims group are capitalized." It is unclear from this disclosure if you are capitalizing exploration costs. Please modify your policy to clearly explain if all exploration costs are expensed as incurred.

Response: We have modified our policy to clearly explain that all costs are expensed as incurred. Please see the attached.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Comment 3. In response to comment 11 you explain that you revised your certifications to be in the exact form set forth in Item 601 of Regulation S-B. However, we note that part 5a. of the revised certification included in your response, and the 302 certification in your form 10-QSB for the quarterly period ended March 31, 2008 only refers to significant deficiencies, whereas the certifications set forth in Item 601 refers to significant deficiencies and material weaknesses. Please ensure your certifications are in the exact from set forth in Item 601.

Response: We have revised our certifications to ensure that they are in exact form as Item 601. Please see the attached.

4. We note you refer to a feasibility study without clarifying the level of accuracy of these investigations. :Mine feasibility studies may also have technical, economic or planning/scheduling objectives and are generally differentiated as scooping, pre-feasibility, or final feasibility study. Please note a pre-feasibility study is sufficient to determine reserves under Canadian Nation Instrument 43-101, but not for SEC filings. Please state the type of feasibility and the accuracy associated with these studies within your filing.

Response: Under NI 43-101 standards the Feasibility Study is a “Final Feasibility Study” but not a Bankable Feasibility Study as required by the SEC as the Engineering is not complete.

5. We note you have quantified the tonnage and grades of the materials found on your properties. In the event these materials are not proven or probable reserves you may need to remove these references from your filing, unless you believe this material can be classified as mineralized material. Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries and other factors concludes economic and legal feasibility. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product such as ounces of gold or pounds of copper.

Mr. Mark Wojciechowski

June 6, 2008

Response: The purpose of the Feasibility Study was to prove the economic feasibility of the deposit and estimate reserves upon the deposit. These estimates are disclosed under Canadian Guidelines to comply with NI 43-101. As this Feasibility Study does not qualify as a Bankable Feasibility Study under SEC Guidelines this material cannot be disclosed as Reserves in this report, although it has been established to indeed be Reserves.

6. We note your response to comment 21 regarding the cutoff grade. In the event you disclose mineral material please state your cutoff grade and include a brief summary within your filing detailing the parameters used to calculate this economic measurement.

Response: Cutoff Grade is largely determined by long term metals prices, mill recovery and capital/operating costs related to milling, processing, administration and smelter terms. As this property is in start up phases, long term production data is nonexistent. Although metals price histories and tonnage-grade have been calculated. Published reports from the adjacent Mesquite Mine list an internal cutoff grade of .006 for non oxide and .012 for oxide ore. Initial start up expenses will tend to bring our cutoff grade higher even at $600 per ounce resulting in a preliminary cutoff grade of .015.

Further, in connection with our response to your comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Sincerely,

/s/ Robert Dultz
Robert Dultz, Chief Executive Officer

6/6/2008	Page 1 of 17

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13-a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 21, 2007. In making this assessment, management used the criteria established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management believes that, as of September 30, 2007 ~~and September 30, 2006, and from its inception in May 1989 to September 30, 2007,~~the Company's internal control over financial reporting is effective and our independent auditors have issued an attestation report regarding management’s assessment of internal controls over the financial reporting in accordance with Item 308 of Regulation S-B.

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

6/6/2008	Page 2 of 17

DONAHUE ASSOCIATES, LLC
Certified Public Accountants
27 Beach Road Suite CO5A
Monmouth Beach, NJ 07750

Tel. 732-229-7723

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of USCorp.

We have completed the audits of the consolidated financial statements of USCorp. ~~and its internal control over financial reporting~~ as of September 30, 2007 and September 30, 2006, and from inception in May 1989 to September 30, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of USCorp. at September 30, 2007 and September 30, 2006 and the results of its operations, cash flows, and changes in shareholders’ equity for the years then ended, and from inception in May 1989 to September 30, 2007, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of September 30, 2007 ~~and September 30, 2006,~~ and from inception in May 1989 to September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007 ~~and September 30, 2006,~~ and from inception in May 1989 to September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

6/6/2008	Page 3 of 17

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern. Management’s plans with regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classifications of recorded liabilities that might be necessary in the event that the Company cannot continue in existence.

Monmouth Beach, New Jersey
December 21, 2007

6/6/2008	Page 4 of 17

USCorp
(an Exploration Stage Company)
Balance Sheet
As of September 30, 2007 and September 30, 2006

	30-Sep-07	30-Sep-06
ASSETS

Current assets:
Cash	$1,541,001	$83,573

Total current assets	$1,541,001	$83,573

Other assets:
Equipment- net	5,431	8,240

Total assets	$1,546,432	$91,813

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued expenses	$2,410,918	$73,317
Subscriptions payable	569,323	0
Total current liabilities	$2,980,241	$73,317

Gold bullion loan	1,205,484	979,175
Convertible debenture payable	639,770	0
Advances payable to shareholder	205,263	0

Shareholders' equity:
Series A preferred stock, one share convertible to eight shares of common; 10% stated dividend, stated value $0.50, 10,000,000 shares authorized, no shares outstanding at September 30, 2007	0	0
Series B preferred stock, one share convertible to two shares of common; 10% cumulative stated dividend, stated value $0.50, 50,000,000 shares authorized, 155,000 shares outstanding	70,165	70,165
Common stock B- $.001 par value, authorized 250,000,000 shares, issued and outstanding, 5,000,000 shares at September 30, 2006 and 5,000,000 at September 30, 2007, non-voting	5,000	5,000
Common stock A- $.01 par value, authorized 550,000,000 shares, issued and outstanding, 33,806,462 shares at September 30, 2006 and 33,856,462 at September 30, 2007	$338,564	$338,064
Additional paid in capital	7,839,031	7,186,433
Accumulated deficit - exploration stage	(11,737,086)	(8,560,341)
Total shareholders' deficit	(3,559,491)	(1,035,844)

Total Liabilities & Shareholders' Deficit	$1,546,432	$91,813

See the notes to the financial statements.

6/6/2008	Page 5 of 17

USCorp
(an Exploration Stage Company)
Statements of Operations
For the Years Ended September 30, 2007 and September 30, 2006
and from Inception, May 1989 through September 30, 2007

					Inception
	30-Sep-07		30-Sep-06		to Date
General and administrative expenses:
Consulting		$2,436,469		$125,358		$5,688,336
Administration		337,847		289,271		~~4,043,800~~
						4,056,419
License expense		30,125		29,250		190,684
Professional fees		48,878		58,322		493,327
Total general & administrative expenses		2,853,319		502,201		~~10,416,147~~
						10,428,766
Net loss from operations		$(2,853,319)		$(502,201)	~~$~~	~~(10,416,147~~ )
						$(10,428,766)
Other income (expenses):
Interest expense		(154,327)		(61,771)		(253,389)
Loss on unhedged derivative		(169,099)		(273,579)		(454,931)
(Loss) gain on mining claim		0		0		(600,000)

Net loss before provision for income taxes		$(3,176,745)		$(837,551)	~~$~~	~~(11,724,467 )~~
						$(11,737,086)
Provision for income taxes		0		0		0

~~Net loss before extraordinary item~~	~~$~~	~~(3,176,745 )~~	~~$~~	~~(837,551 )~~	~~$~~	~~(11,724,467 )~~

~~Extraordinary item:~~
~~Loss on early extinguishment of debt (net of tax)~~		~~0~~ 		~~0~~ 		~~(12,619 )~~

Net loss		$(3,176,745)		$(837,551)		$(11,737,086)

Basic & fully diluted net loss per common share		$(0.09)		$(0.03)

Weighted average of common shares outstanding:
Basic & fully diluted		33,844,237		33,811,557

See the notes to the financial statements.

6/6/2008	Page 6 of 17

USCorp
(an Exploration Stage Company)
Statements of Cash Flows
For the Years Ended September 30, 2007 and September 30, 2006
and from Inception, May 1989 through September 30, 2007

			Inception
	30-Sep-07	30-Sep-06	to Date
Operating Activities:
Net loss	$(3,176,745)	$(837,551)	$(11,737,086)
Adjustments to reconcile net income items not requiring the use of cash:
Loss on sale of mining claim	0	0	600,000
Consulting fees	5,000	79,650	1,922,520
Depreciation expense	4,474	3,434	10,483
Interest expense	154,327	61,771	253,389
Impairment expense	0	0	2,449,465
~~Loss on early extinguishment of debt (net of tax)~~	~~0~~ 	~~0~~ 	~~12,619~~
Loss on unhedged underlying derivative	169,099	273,579	454,931
Changes in other operating assets and liabilities :
Accounts payable and accrued expenses	2,337,601	26,196	2,410,918
Net cash used by operations	$(506,244)	$(392,921)	~~$ (3,622,761 )~~
			$(3,635,380)
Investing activities:
Purchase of office equipment	$(1,665)	$(7,668)	$(15,914)
Net cash used by investing activities	(1,665)	(7,668)	(15,914)

Financing activities:
Issuance of common stock	$0	$0	$2,151,768
Issuance of preferred stock	0	0	70,165
Issuance of gold bullion note	0	0	~~635,663~~
			648,282
Subscriptions received	569,323	0	569,323
Issuance of convertible notes	1,200,000	0	1,200,000
Advances received (paid) shareholder	196,014	(143,210)	196,014
Capital contributed by shareholder	0	0	356,743
Net cash provided by financing activities	1,965,337	(143,210)	~~5,179,676~~
			5,192,295

Net increase (decrease) in cash during the period	$1,457,428	$(543,799)	$1,541,001

Cash balance at beginning of the fiscal year	83,573	627,372	0

Cash balance at September 30th	$1,541,001	$83,573	$1,541,001

Supplemental disclosures of cash flow information:
Interest paid during the fiscal year	$0	$0	$0
Income taxes paid during the fiscal year	$0	$0	$0

See the notes to the financial statements.

6/6/2008	Page 7 of 17

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders Equity
From Inception, May 1989 to September 30, 2007

Note: do we add in the Common B shares??

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Inception	0	$0	$0	$0	$0

Issuance of common stock	84,688	847	1,185,153		1,186,000	$0.07

Net income fiscal 1990				520,000	520,000

Balance at September 30, 1990-unaudited	84,688	$847	$1,185,153	$520,000	$1,706,000

Net income fiscal 1991				1,108,000	1,108,000

Balance at September 30, 1991-unaudited	84,688	$847	$1,185,153	$1,628,000	$2,814,000

Issuance of common stock	472	5	32,411		32,416	$0.22

Net income fiscal 1992				466,000	466,000

Balance at September 30, 1992-unaudited	85,160	$852	$1,217,564	$2,094,000	$3,312,416

Net loss fiscal 1993				(3,116,767)	(3,116,767)

Balance at September 30, 1993-unaudited	85,160	$852	$1,217,564	$(1,022,767)	$195,649

Net loss fiscal 1994				(63,388)	(63,388)

Balance at September 30, 1994-unaudited	85,160	$852	$1,217,564	$(1,086,155)	$132,261

Net income fiscal 1995				(132,261)	(132,261)

Balance at September 30, 1995-unaudited	85,160	$852	$1,217,564	$(1,218,416)	$0

Net loss fiscal 1996				0	0

Balance at September 30, 1996-unaudited	85,160	$852	$1,217,564	$(1,218,416)	$0

6/6/2008	Page 8 of 17

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders Equity
From Inception, May 1989 to September 30, 2007
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Stock issued for mining claim	150,000	1,500	598,500		600,000	$0.20

Issuance of common stock	50,000	500	59,874		60,374	$0.06

Stock issued for services	14,878	149	29,608		29,757	$0.10

Net loss fiscal 1997				(90,131)	(90,131)

Balance at September 30, 1997-unaudited	300,038	$3,001	$1,905,546	$(1,308,547)	$600,000

Capital contributed by shareholder			58,668		58,668

Net loss fiscal 1998				(58,668)	(58,668)

Balance at September 30, 1998-unaudited	300,038	$3,001	$1,964,214	$(1,367,215)	$600,000

Capital contributed by shareholder			28,654		28,654

Net income fiscal 1999				(26,705)	(26,705)

Balance at September 30, 1999-unaudited	300,038	$3,001	$1,992,868	$(1,393,920)	$601,949

Capital contributed by shareholder			22,750		22,750

Net loss fiscal 2000				(624,699)	(624,699)

Balance at September 30, 2000-unaudited	300,038	$3,001	$2,015,618	$(2,018,619)	$0

6/6/2008	Page 9 of 17

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders Equity
From Inception, May 1989 to September 30, 2007
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	103,535	1,035	611,943		612,978	$0.15

Issued stock for compensation	50,000	500	19,571		20,071	$0.04

Capital contributed by shareholder			21,719		21,719

Net loss fiscal 2001				(654,768)	(654,768)

Balance at September 30, 2001-unaudited	453,573	$4,536	$2,668,851	$(2,673,387)	$0

Issued stock to purchase mining claim	24,200,000	242,000	2,207,466		2,449,466	$0.10

Issued shares to employees	267,500	2,675	(2,675)		0

Capital contributed by shareholders			143,480		143,480

Net loss for the fiscal year				(2,591,671)	(2,591,671)

Balance at September 30, 2002-unaudited	24,921,073	$249,211	$5,017,122	$(5,265,058)	$1,275

Issued stock for services	872,000	8,720	264,064		272,784	$0.31

Beneficial conversion feature			3,767		3,767

Capital contributed by shareholders			81,472		81,472

Net loss for the fiscal year				(865,287)	(865,287)

Balance at September 30, 2003	25,793,073	$257,931	$5,366,425	$(6,130,345)	$(505,989)

6/6/2008	Page 10 of 17

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders Equity
From Inception, May 1989 to September 30, 2007
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	550,000	5,500	206,500		212,000	$0.39

Issued stock to pay bills	1,069,945	10,699	460,077		470,776	$0.44

Issued stock for services	2,118,444	21,184	652,714		673,898	$0.32

Net loss for the fiscal year				(964,108)	(964,108)

Balance at September 30, 2004	29,531,462	$295,314	$6,685,716	$(7,094,453)	$(113,423)

Issuance of common stock	150,000	1,500	46,500		48,000	$0.32

Issued stock for services	2,840,000	28,400	331,600		360,000	$0.13

Issued stock to pay debt	400,000	4,000	50,000		54,000	$0.14

Issuance of warrants			1,817		1,817

Net loss for the fiscal year				(628,337)	(628,337)

Balance at September 30, 2005	32,921,462	$329,214	$7,115,633	$(7,722,790)	$(277,943)

Issued stock for services	885,000	8,850	70,800		79,650	$0.09

Net loss for the period				(837,551)	(837,551)

Balance at September 30, 2006	33,806,462	$338,064	$7,186,433	$(8,560,341)	$(1,035,844)

Issued stock for services	50,000	500	4,500		5,000	$0.10

Beneficial conversion feature			648,098		648,098

Net loss for the fiscal year				(3,176,745)	(3,176,745)

Balance at September 30, 2007	33,856,462	$338,564	$7,839,031	$(11,737,086)	$(3,559,491)

*- Prices adjusted for stock splits.

Please see the notes to the financial statements.

6/6/2008	Page 11 of 17

USCorp
(an Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2007 and September 30, 2006

1.	Organization of the Company and Significant Accounting Principles

USCorp (the “Company”) is a publicly held corporation formed in May 1989 in the state of Nevada. In April 2002 the Company acquired US Metals, Inc. (“USMetals”), a Nevada corporation, by issuing 24,200,000 shares of common stock. US Metals became a wholly owned subsidiary of the Company.

The Company owns the mineral rights to 143 Lode Mining Claims in the Eureka Mining District of Yavapai County, Arizona, called the Twin Peaks Project; and owns the mineral rights to 22 Placer and 84 Lode Claims on five properties in the Mesquite Mining District of Imperial County, California, which the Company collectively refers to as the Picacho Salton Project.

The Company has no business operations to date and has defined itself as an “exploration stage” company.

Exploration Stage Company- the Company has no operations or revenues since its inception and therefore qualifies for treatment as an Exploration Stage company as per Statement of Financial Accounting Standards (SFAS) No. 7. As per SFAS No.7, financial transactions are accounted for as per generally accepted accounted principles. Costs incurred during the development stage are accumulated in “accumulated deficit- exploration stage” and are reported in the Stockholders’ Equity section of the balance sheet.

Consolidation- the accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary. All significant inter-company balances have been eliminated.

Use of Estimates- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash and interest bearing deposits- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Convertible Debentures Payable- The Company applies Emerging Issues Task Force (EITF) No. 98-5, Accounting for Convertible Debt Issued with Beneficial Conversion Features. EITF No. 98-5 requires that a beneficial conversion feature be recognized upon the issuance of the debt with a favorable conversion feature, and the resultant debt discount be amortized to interest expense during the period from the date of issuance to the date the securities become convertible.

Property and Equipment- Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

6/6/2008	Page 12 of 17

Mineral Properties- ~~The Company uses the successful efforts method of accounting for mineral properties~~. Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims groups are capitalized. Costs to conduct exploration and assay work ~~that does not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved sites~~ are expensed as incurred. ~~Potential mineral properties~~ Costs that are capitalized are periodically assessed for impairment of value and a loss will be recognized at the time of impairment.

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

Recent accounting pronouncements:

SFAS 155, "Accounting for Certain Hybrid Financial Instruments”—an amendment of FASB Statements No. 133 and 140" (`SFAS No. 155"). This Statement shall be effective for all financial instruments acquired, issued, or subject to a re-measurement (new basis) event occurring after the beginning of an entity's first fiscal year that begins after September 15, 2006. The fair value election provided for in paragraph 4(c) of this Statement may also be applied upon adoption of this Statement for hybrid financial instruments that had been bifurcated under paragraph 12 of Statement 133 prior to the adoption of this Statement. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. Management does not expect adoption of SFAS No. 155 to have a material impact on the Company's consolidated financial statements.

SFAS 157, "Fair Value Measurements", defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. Management does not expect adoption of SFAS No. 157 to have a material impact on the Company's consolidated financial statements.

In June 2005, the Emerging Issues Task Force reached a consensus on Issue No. 05-6 ("EITF No. 05-6"), "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination." EITF No. 05-6 clarifies that the amortization period for leasehold improvements acquired in a business combination or placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes the required lease periods and renewals that are reasonably assured of exercise at the time of the acquisition. EITF No. 05-6 is to be applied prospectively to leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of EITF No. 05-6 did not have a material impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". Fin No. 48 is effective for fiscal years beginning after December 15, 2005. Management does not expect adoption of FIN No. 48 to have a material impact on the Company's consolidated financial statements.

6/6/2008	Page 13 of 17

2.	Going Concern

The accompanying financial statements have been presented in accordance with generally accepted accounting principals, which assume the continuity of the Company as a going concern. However, the Company has incurred significant losses since its inception and has no business operations and continues to rely on financing and the issuance of shares and warrants to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

* Obtain the necessary approvals and permits to complete exploration and begin test production on our properties as warranted. An application for drilling on Twin Peaks Project has been submitted to theBureau of Land Management and is being reviewed by them. Additional applications are being prepared for the Twin Peaks Project and the Picacho Salton Project and are being reviewed for submission to Federal, State and local authorities.

* USCorp plans to begin commercial scale operations on one or more of its properties as soon as the required permits and approvals have been granted. Due to the nature of the ore bodies of the Company’s current properties Management believes it will begin commercial scale operations on our Picacho Salton Project. Then Management plans to begin commercial scale operations on the Twin Peaks Project.

* Continue exploration and ramp up permitting process to meet ongoing and anticipated demand for gold, silver, uranium, aggregate, decorative rock and polymetalic ores resulting from our planned commercial scale production activities.

* Augment our mining exploration team with quality and results-oriented people as needed. Upon adequate funding management intends to hire qualified and experienced personnel, including additional officers and directors, and mining specialists, professionals and consulting firms to advise management as needed to handle mining operations, acquisitions and development of existing and future mineral resource properties.

* Put together a strategic alliance of consultants, engineers, contractors as well as joint venture partners when appropriate, and set up an information and communication network that allows the alliance to function effectively under USCorp's management.

* In calendar 2008 Management will launch an investor awareness and public relations campaign including coordinated and periodic release of information to the public via press releases, company newsletter and updates to the company’s web sites

* Attend and exhibit at industry and investment trade shows

* Acquire additional properties and/or corporations with properties as subsidiaries to advance the company's growth plans.

* Rearrange our finances for better return and insured coverage.

3. Net Loss per Share

The Company applies SFAS No. 128, “Earnings per Share” to calculate loss per share. In accordance with SFAS No. 128, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years, adjusted for the financial instruments outstanding that are convertible into common stock during the years. The effects of the preferred and common stock warrants and the debentures convertible into shares of common stock, however, have been excluded from the calculation of loss per share because their inclusion would be anti-dilutive. At September 30, 2007, the convertible financial instruments outstanding are convertible into 9,910,000 shares of common stock.

6/6/2008	Page 14 of 17

Loss per share has been calculated as follows:

	30-Sep-07	30-Sep-06

Net loss before cumulative preferred dividend	$(3,176,745)	$(837,551)

Cumulative dividend preferred	(20,978)	(13,228)

Net loss	$(3,197,723)	$(850,779)

Weighted average	33,844,237	33,811,557

Basic & fully diluted net loss per common share	$(0.09)	$(0.03)

4. Concentrations of Credit

The Company has deposits at a bank that are approximately $1.4 million in excess of insured amounts.

5. Gold Bullion Promissory Note

In September 2005, the Company issued a promissory note to a shareholder and received proceeds of $635,663. The note requires the Company to pay the shareholder 1,634 ounces of Gold Bullion (.999 pure) in September 2007. In September 2007, the holder of the promissory note extended the maturity date until September 27, 2009 at the previous terms. The loss on the underlying derivative gold contract has been calculated as follows.

	30-Sep-07	30-Sep-06

Carrying value of loan	$750,553	$693,343

Fair value of loan	1,205,484	979,175

Life to date loss on un-hedged underlying derivative	$(454,931)	$(285,832)

6. Equipment

A summary of equipment at September 30, 2007 and September 30, 2006 is as follows:

	30-Sep-07	30-Sep-06

Office equipment	$15,914	$14,249
Accumulated depreciation	(10,483)	(6,009)

Net equipment	$5,431	$8,240

Depreciation expense for fiscal years 2007 and 2006 was $4,474 and $3,434, respectively.

6/6/2008	Page 15 of 17

7. Fair values of Financial Instruments

Cash, accounts payable and accrued expenses, subscriptions payable, Gold Bullion loan payable, convertible debentures payable and the advances payable to shareholder in the balance sheet are estimated to approximate fair market value at September 30, 2007 and September 30, 2006.

8. Issuances of Common Stock and Preferred Stock

During fiscal year 2006, the Company issued 885,000 shares of common stock to consultants for services rendered.

During fiscal year 2007, the Company issued 50,000 shares of stock to legal consultants for services rendered.

In the fourth quarter of fiscal year 2007, the Company opened an offering of 8,000,000 shares of Class A common stock to the public under Regulation D of the Securities Exchange Act of 1934. Each unit consisting of one share of Class A common stock and a warrant to purchase one half of one share of Class A common stock was offered for sale at $.075. The holder of two warrants would enable the holder to purchase one share of Class A common stock for forty cents extending for a period of two years. The offering was closed by September 30, 2007 and the Company received net subscription proceeds of $569,323. In October 2007, the Company issued 8,273,332 shares of Class A common stock and warrants to purchase 4,136,666 shares of Class A common stock to the subscribers.

The Class B Common shares are non-voting shares that trade on the Frankfurt stock exchange under the symbol U9C.F. There are 250,000,000 shares authorized and 5,000,000 issued and outstanding. The par value of these shares is $0.001. These shares do not trade in the United States on any market and the Company has no plans to register these shares for trading on any U.S. market.

9. Preferred Stock Warrants Outstanding

The following is a summary of preferred stock warrants outstanding at September 30, 2007:

Preferred B Warrants Outstanding

		Wgtd Avg	Wgtd Years
	Amount	Exercise Price	To Maturity

Outstanding at September 30, 2004	0

Issued	155,000

Outstanding at September 30, 2005	155,000	$0.25	2.29

Issued	0

Outstanding at September 30, 2006	155,000	$0.25	1.55

Issued	0

Outstanding at September 30, 2007	155,000	$0.25	0.02

6/6/2008	Page 16 of 17

10. Convertible Debenture

During the fiscal year ended September 30, 2007, the Company issued convertible debentures with a face value of $1,200,000. The debentures are convertible into common stock at $0.125 per share. The debentures have an interest rate of 5% and mature in December 2009 to September 2010. As a result of the issuance of the debentures, the Company allocated $648,098 to stockholders’ equity as a result of the favorable conversion feature of the debentures. The Company is amortizing the beneficial conversion feature to interest expense over the life of the debenture.

The balance of the convertible debt at September 30, 2007 is as follows:

Convertible debt payable	$1,200,000
Unamortized beneficial conversion feature	(560,230)

Net convertible debt payable	$639,770

11. Income Tax Provision

Provision for income taxes is comprised of the following:

	30-Sep-07	30-Sep-06

Net loss before provision for income taxes	$(3,176,745)	$(837,551)

Current tax expense:
Federal	$0	$0
State	0	0
Total	$0	$0

Less deferred tax benefit:
Timing differences	(651,774)	(442,125)
Allowance for recoverability	651,774	442,125
Provision for income taxes	$0	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%	34%
Statutory state and local income tax	10%	10%
Less allowance for tax recoverability	-44%	-44%
Effective rate	0%	0%

Deferred income taxes are comprised of the following:

Timing differences	$651,774	$442,125
Allowance for recoverability	(651,774)	(442,125)
Deferred tax benefit	$0	$0

Note: The deferred tax benefits arising from the timing differences begin to expire in fiscal year 2026 and 2027 and may not be recoverable upon the purchase of the Company under current IRS statutes.

6/6/2008	Page 17 of 17

12. Related Party Transactions

During fiscal years 2007 and 2006, the chief executive officer and majority shareholder provided office space to the Company. The Company paid the chief executive officer $36,559 and $38,883 in fiscal years 2007 and 2006, respectively, for the use of the office space.

During fiscal year 2007, the chief executive officer and majority shareholder advanced $196,014 to The Company for use in its operations at no interest. The Company has imputed interest on the advances at its cost of capital and has recorded an interest charge of $9,249 on the advances in the statement of operations.

During fiscal years 2007 and 2006, the Company paid $119,830 and 37,874, respectively, to shareholders for promotional, marketing, and clerical services.

13. Subsequent Events

In October 2007, the Company issued 8,273,332 shares of Class A common stock and warrants to purchase 4,136,666 Class A common stock to the subscribers as discussed in Note 7.

In October 2007, 10,000 shares of preferred B stock were converted into 20,000 shares of Class A common stock.
In addition, in October 2007, all 155,000 of the preferred B stock warrants expired.

In October 2007, $300,000 of the convertible debentures was converted into 2.4 million shares of Class A common stock.

In October 2007, the Company issued 6.8 million shares of common stock to various consultants for services rendered in the areas of marketing, investor relations, public relations, technical, professional and corporate advice.

EXHIBIT 31.1

CERTIFICATIONS

I, Robert Dultz, ~~Chief Executive Officer of USCorp. (the “Registrant”)~~, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB of ~~the Registrant~~USCorp;

2.
Based on my knowledge, this ~~Annual R~~report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this ~~Annual R~~report;

3.
Based on my knowledge, the financial statements, and other financial information included in this ~~Annual R~~report, fairly present in all material respects the financial condition, results of operations and cash flows of the ~~Registrant~~small business issuer as of, and for, the periods presented in this ~~Annual R~~report;

4.
The ~~Registrant~~small business issuer’s other certifying officer and I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the ~~Registrant~~small business issuer and we have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the ~~Registrant~~small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this ~~Annual R~~report is being prepared;

b)
designed such internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally acceptable accounting principles;

c)
evaluated the effectiveness of the ~~Registrant~~small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the ~~Registrant~~small business issuer’s internal control over financial reporting that occurred during the ~~Registrant~~small business issuer’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the ~~Registrant~~small business issuer’s internal control over financial reporting; and

5.
The ~~Registrant~~small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the ~~Registrant~~small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent function);

a)
all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the ~~Registrant~~small business issuer’s ability to record, process, summarize and report financial data; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the ~~Registrant~~small business issuer’s internal control over financial reporting.

Date: January 7, 2008	By:	/s/ Robert Dultz
Robert Dultz Chief Executive Officer

Exhibit 32.1

CERTIFICATION OF ACTING CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of USCorp (the “Company”) on Form 10-KSB for the period ending September 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Dultz, Chief Executive Officer and Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert Dultz
Robert Dultz Chief Executive Officer and Acting Chief Financial Officer

Date: January 7, 2008